Itaú Unibanco Holding S.A.
(new denomination of Itaú Unibanco Banco Múltiplo S.A.)

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS
CHANGE IN CORPORATE DENOMINATION
AND 10% SHARE BONUS

We wish to announce to Stockholders and the Market in general that the Central Bank of Brazil in its order of August 12, 2009, has ratified the resolutions of the Extraordinary General Meeting held on April 24, 2009, with respect to the change in corporate denomination of Itaú Unibanco Banco Múltiplo S.A. to Itaú Unibanco Holding S.A. and the increase in capital stock to R$45 billion, through the capitalization of revenue reserves and a 10% share bonus.

In the light of this approval, we notify Stockholders that the share bonus shall be made effective on the Stock Exchanges as from August 28, 2009, as follows:

In the Domestic Market:
➢	the stockholders shall receive 1 (one) new share free of charge for each lot of 10 (ten) shares of the same type held at the close of business on August 28, 2009;

➢
the new shares shall be authorized for trading as of August 31, 2009 and be fully entitled to earnings announced as of August 31, 2009, including monthly dividends to be paid out on October 1, 2009, in the amount of R$0.012 per share;

➢	the cost attributed to the bonus shares is R$38.504147 per share, pursuant to Paragraph 1 of Article 25 of SRF Normative Instruction 25/2001;

In the International Market:
➢	on the New York Stock Exchange (NYSE), where each ADR - American Depositary Receipt represents 1 (one) preferred share, investors shall receive 1 (one) new ADR for each lot of 10 (ten) ADRs held;

➢
on the Buenos Aires Stock Exchange (BCBA), where each CEDEAR – Argentinean Certificates of Deposit - represents 1 (one) preferred share, investors shall receive 1 (one) new CEDEAR for each lot of 10 (ten) CEDEARs held.

São Paulo (SP), August 17, 2009.

ITAÚ UNIBANCO HOLDING S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer